

January 3, 2014

<u>Via E-mail</u>
Meera Nagarajan
Managing Director and Chief Executive Officer
KM Wedding Events Management, Inc.
11501 Dublin Boulevard
Suite 200
Dublin, California 94568

> **Re:** **KM Wedding Events Management, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 9, 2013**
> **File No. 333-192399**

Dear Ms. Nagarajan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

     o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please revise to delete promotional language throughout the prospectus. We note, merely as examples, the following words and phrases:
- "well thought-out and efficient"
- "hugely popular and uniquely positioned"
- "supported <u>ably</u>"
- "steadfast resilience and a commitment to cater to the needs of the customers"
- "innovative strategy"
- "lucrative Wedding Services market"

4.   You make numerous claims throughout the prospectus regarding the size of the potential market and the expected level of demand for your services. Please provide an objective factual basis for each such claim. As an example only we note the second sentence in the 6th paragraph on page 6, which begins, "The majority of South Indian Diaspora in the U.S. follows traditional practices…." We also note the claim near the bottom of page 21, that KM "has grown to become one of the largest matrimonial service providers of its kind in South India."

5.   Provide us with copies of any reports and industry analysis that you cite or upon which you rely. In this regard we note the claims on page 25 referring to reports by the Ministry of International Affairs of India and the U.S. Census Bureau. Please provide us with

marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.

Prospectus Cover page

6.   Please revise to highlight the concurrent registration of the resale offering of 7,912,660 shares.

Prospectus Summary, page 6

7.   Please clarify the terms "community events" in the sixth paragraph, as well as "front end" and "back end" as used in the last paragraph of page 6.

8.   Please explain the "Sun TV" program.

9.   You state that the company "will be launching its matrimonial services in the U.S." Yet your business discussion on page 25 seems to state that the company has already been engaged with the Indian diaspora population in the US for some time. Please clarify or reconcile this disclosure.

Risk Factors, page 9

You may be liable for damages if you breach the Subscription Agreement, page 9

10.   Please revise to make clear that the burden of determining suitability for an investment in the Company lies with the Company and not individual investors.

Dilution, page 10

11.   Please explain more fully the extent of the possible dilution to investors.

Risks Related to the Common Stock, page 13

12.   Discuss the risk that the offering may not be successful because of the contemporaneous offering of stock by the selling shareholders. Identify any selling shareholders who will also be selling on behalf of the Company, and highlight the uncertainty as to which shares such individuals will be selling.

Use of Proceeds, page 15

13.   Please revise to delete the language stating that your disclosure in this section cannot be relied upon.

14.   Please revise your table to disclose how proceeds will be used if only 50% or 75% of the total number of shares are sold.

Description of Business, page 20

15.   Please revise to delete or explain technical and business jargon. We note the following as examples only:
   - "multi touch point service"
   - "create captive capacity"
   - "relationship officers"
   - "marriage-seeking profiles"

16.   We note the first sentence in the second paragraph of this section which states that "KM India shall become a wholly-owned subsidiary of KM." Please revise the first two paragraphs to clarify when the two stock purchase agreements closed or will close, and when the several amounts discussed in the first paragraph will be received by the company if they have not already been received. Please file these agreements as exhibits.

17.   Please disclose when the company intends to launch its services in the US.

18.   Please revise your statement at the top of page 21 that your community events were held "in a large number of cities" and attended by "a large number of people" to be as precise as possible about the number of cities and attendees.

19.   When you refer to the possibility that the company will "create a wedding hall on its own," please clarify. For example, does this refer to the building of numerous halls in various areas and cities in India and in the U.S.?

20.   Please revise throughout this section to disclose the expected timing of your plans for expansion and development.

21.   It appears from your discussion at the bottom of page 23 that the agreement with SUN TV is material. Please file the agreement as an exhibit. Also, file your strategic agreements with Ananda Vikatan and Gemini TV.

Intellectual Property, page 27

22.   We note your disclosure of the acquisition of Unique Marriage Services on November 29, 2012. Tell us how you evaluated this acquisition in determining whether you acquired a business. If it is a business, tell us how you considered the guidance in Rule 8-04 of Regulation S-X in determining whether you are required to include audited financial statements of the acquired business.

Management's Discussion and Analysis, page 28

23.   Revise throughout this section to provide detail as to the drivers behind each of your material financial metrics. In addition, provide comparative results from the prior quarter and discuss the reasons behind any material changes in such metrics. For example, describe the primary business activities behind your revenues for the most recent financial period and the changes in your revenues from the prior quarter.

Directors, Executive Officers, Promoters and Control Persons, page 31

24.   Please revise to provide more specific detail regarding the business experience of your officers and directors discussed in this section, specifically with regard to the last five years. For example, clarify what type or types of experience Mr. Venkatesan has had during the past five years or longer. Provide dates where possible. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 32

25.   Please revise under the heading "Committees" on page 33 to indicate whether the Company has any plans to establish such committees in the foreseeable future.

Financial Statements

26.   We note that you have included financial statements as of March 31, 2013 for KM Wedding Events Management and its subsidiary beginning at page 38 and KM Wedding Events Management only beginning at page 71. Please tell us the reason for providing these financial statements of the registrant or revise the filing to include only one set of financial statements for the registrant.

KM Wedding Events Management Inc.
Financial Statements for the year ended March 31, 2013

Significant Accounting Policies
Basis of Consolidation, page 42

27.   You disclose that you are consolidating KM Matrimony Private Limited, India based on a contractual management relationship.   Please disclose the terms of the contractual management agreement. Tell us the accounting literature you evaluated in determining that consolidation is appropriate and explain how it applies to your agreements with KM Matrimony Private Limited and its shareholders.

Loans and Accounts Receivable, page 42

28.   You refer to an allowance for doubtful debts. Please disclose the amount, if material.

Financial Statements for the interim period ended September 30, 2013
Notes to Interim condensed consolidated financial statements

2. Significant Accounting Policies
Form and Content of the Financial Statements, page 60

29.   We note that the operations of KM Matrimony Private Limited are located in
        India. Please disclose your accounting policy for translating the financials into U.S.
        Dollars.

Goodwill, page 68

30.   We note the addition of $679,948 in goodwill for the period ended September 30, 2013
        for the acquisition of a new subsidiary. Please identify the acquired entity and disclose,
        at a minimum, the following:

        • the acquisition date,
        • the consideration transferred,
        • the percentage of voting equity interests acquired,
        • the allocation of the purchase price to value of the tangible and intangible assets and
          liabilities acquired,
        • the nature and terms of any related contingent consideration arrangements if
          applicable and
        • other applicable disclosures in ASC 805.

KM Matrimony Private Limited
Financial Statements for the interim period September 30, 2013

Note 15 Common Stock, page 121

31.   We note the disclosure that on April 30, 2013 the company has allotted 1,393,127 shares
        to KM Wedding Events Management Inc. and the related disclosures in Note 22,
        subsequent events at page 124. Please revise your disclosures to clarify if the transfer of
        consideration in exchange for the shares has occurred and disclose the date of the
        transaction.

32.   Please disclose the date that the shareholders of the company sold shares to KM Wedding
        Events Management.

Resale Prospectus Alternative Pages

Selling Security Holders, page 130

33.   Please revise to disclose the timing of the Section 4(2) issuance and the Regulation S offering. It appears that these two events may correspond to two of the three events disclosed under "Recent Sales of Unregistered Securities" on page II-2 of the registration statement. However, the 4(2) placement in the Recent Sales disclosure refers to an issuance of 6 million shares, while the disclosure here refers to 5 million shares. Please revise or advise.

Item 15. Recent Sales of Unregistered Securities, page II-2

34.   We note your reference to the shares being issued to the KM India shareholders in reliance on Section 4(2) of the Securities Act of 1933; however, it is not clear what shares were issued to them in connection with the reverse merger. The disclosure indicates that the principal shareholders of KM India were paid $2.1 million dollars (not equity) for 10 million shares of KM India's stock. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
       Angela Fontanini
       Zouvas Law Group